Points Reports Strong Preliminary Fourth Quarter and Full Year 2021 Results; Sees Momentum Continuing into 2022

- Revenue Expected to Reach Quarterly Record of Approximately $115 Million, Representing a Year-over-Year Increase of Over 100% -

- Quarterly Gross Profit Expected to Increase Approximately 100% on a Year-over-Year Basis and 35 - 40% on a Sequential Basis -

- Strong Execution on Core Growth Drivers Underscores Loyalty's Role in Continued Travel Recovery -

TORONTO, January 20, 2022 -- Points.com Inc. (TSX: PTS) (Nasdaq: PCOM) ("Points" or the "Company"), the global leader in powering loyalty commerce, is providing selected preliminary unaudited financial results for the fourth quarter and full year ended December 31, 2021.

Unless otherwise noted, all amounts are in USD.

Financial Highlights

Fourth quarter 2021 revenue is expected to be approximately $115 million, representing a quarterly record and a significant increase compared to $56.4 million in the fourth quarter of 2020 and $86.9 million in the third quarter of 2021. Gross profit in the fourth quarter of 2021 is expected to range between $16.8 million and $17.3 million compared to $8.5 million in the fourth quarter of 2020 and $12.4 million in the third quarter of 2021. Fourth quarter 2021 adjusted EBITDA1 is expected to range between $5.3 million and $5.8 million compared to $0.4 million in the fourth quarter of 2020 and $2.0 million in the third quarter of 2021.

For the full year 2021, revenue is expected to be approximately $370 million, a significant increase compared to $217.4 million in 2020. Full year 2021 gross profit is expected to range between $50.5 million and $51.0 million compared to $35.0 million in 2020, and full year 2021 adjusted EBITDA1 is expected to range between $11.9 million and $12.4 million compared to $3.1 million in 2020.

"Our preliminary fourth quarter results reflect the strengthening momentum in our business," said Rob MacLean, CEO of Points. "We expect to have generated record quarterly revenue in the fourth quarter and our fifth straight quarter of sequential gross profit growth. Our fourth quarter gross profit is expected to reach its highest level in the past eight quarters, which has helped drive our continued adjusted EBITDA improvements. I am proud of our ability to execute on our core growth drivers and provide continued value for our partners as we navigate this dynamic travel industry environment."

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1 Adjusted EBITDA (Earnings before income tax expense, depreciation and amortization, foreign exchange, finance costs, equity-settled share-based compensation and impairment charges) is considered by management to be a useful supplemental measure when assessing financial performance.  Management also believes that Adjusted EBITDA is an important indicator of the Company's ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs.  However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure. See Non-GAAP Financial Measures section of Management's Discussion and Analysis.

Fourth Quarter Operational Highlights

● Recent Partner Renewals

o Renewed long-term partnership with Air France-KLM's Flying Blue program, one of Europe's largest frequent flyer programs, to a multi-year extension.

● Expanded Service Deployments

o Expanded the reach of Marriott Bonvoy's existing Buy service. Points now powers Marriott's buy activity directly in the redemption flow, moving this existing channel onto Points' Loyalty Commerce Platform during the fourth quarter.

o Launched the Accelerate Anything capability with Air France-KLM and Copa Airlines during the fourth quarter. Since launching this new service in the second half of 2020, there are now 7 loyalty programs partners taking advantage of this new capability.

o Added the Wyndham Rewards program and Choice Privileges program as exchange options for Citi Thankyou Rewards program members.

o Enabled Air Canada's Aeroplan, Virgin Red, and Turkish Airlines' Miles&Smiles as exchange options with Bilt Rewards.

● New Partnerships

o Launched multi-year partnership with EVA Air to enhance EVA's Infinity MileageLands program, representing Points' most comprehensive relationship with an APAC carrier to date. Purchase Miles, which leverages Points' Buy solution, was launched at the inception of the partnership, with a series of additional loyalty solutions that are expected to launch in 2022, including the first deployment of a Travel Booking service under the new Rocket Travel partnership.

o Announced a new partnership with Rocket Travel, a Booking Holdings Company (Nasdaq: BKNG). Under the new partnership, Rocket Travel's white-label loyalty and hotel car booking services will replace the services previously provided by Points' Travel solutions, while still leveraging the capabilities of the Loyalty Commerce Platform. The agreement also renders pointshound.com as a Rocketmiles.com channel provider.

● Other

o Completed amalgamation with wholly owned subsidiary, Points.com Inc., to optimize Points' corporate tax structure.

MacLean continued: "Within our current partner base, fourth quarter transaction volumes continued to improve across both marketing activity and 'baseline' activity associated with near-term travel, and we saw increased contributions from new partners and services we launched throughout the year. Many of our hospitality partners met or exceeded their pre-pandemic performance levels, as did several airline partners, reinforcing the continued importance of loyalty programs to the travel recovery. As carriers gradually begin to expand their international routes, we believe these trends will create additional growth potential. While there is still a long road ahead to fully reach pre-pandemic levels for the majority of our partners, we have been encouraged by the more aggressive posture many of our loyalty programs have demonstrated towards enhancing their offerings and leveraging our robust platform.

"As we progress into 2022, we will work to continue creating new partnerships with global loyalty programs, deepening our current partnerships through launching net new service deployments, and enhancing the services we currently have in market. We look forward to further facilitating the essential role that loyalty programs are playing in the travel industry's recovery."

About Points

Points, (TSX: PTS) (Nasdaq: PCOM) is a trusted partner to the world's leading loyalty programs, leveraging its unique Loyalty Commerce Platform to build, power, and grow a network of ways members can get and use their favourite loyalty currency. Our platform combines insights, technology, and resources to make the movement of loyalty currency simpler and more intelligent for nearly 60 reward programs worldwide. Founded in 2000, Points is headquartered in Toronto with teams operating around the globe.

For more information, visit Points.com.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements include or relate to but are not limited to, among other things, our expected performance in the fourth quarter of 2021, our performance in 2022, our ability to deliver on our long-term goals, our business pipeline and ability to sign and launch new loyalty program partnerships, our ability to sell additional products and services to existing loyalty program partners, our growth strategies, our beliefs on the long-term sustainability of the loyalty industry, the role of the loyalty industry in the recovery of the travel industry, and the recovery of the broader travel and hospitality industries, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as "may," "will," "expects," "anticipates," "continue," "intends," "plans," "believes," "estimates" or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. In particular, uncertainty around the duration and scope of the COVID-19 pandemic and the impact of the pandemic and actions taken in response on global and regional economies, economic activity, and all elements of the travel and hospitality industry may have a significant and materially adverse impact on our business.  In addition, the risks, uncertainties and other factors that may impact the results expressed or implied in such forward-looking statements include, but are not limited to: (i) airline or travel industry disruptions, such as an airline insolvency and continued airline consolidation; (ii) our dependence on a limited number of large clients for a significant portion of our consolidated revenue; (iii) our reliance on contractual relationships with loyalty program partners that are subject to termination and renegotiation; (iv) our exposure to significant liquidity risk if we fail to meet contractual performance commitments; (v) our ability to convert our pipeline of prospective partners or launch new products with new or existing partners as expected or planned; (vi) our dependence on various third-parties that provide certain solutions on our platform that we market to loyalty program partners; and (vii) the fact that our operations are conducted in multiple jurisdictions and in multiple currencies and as such dramatic fluctuations in exchange rates of the foreign currencies can have a dramatic effect on our financial results. These and other important risk factors that could cause actual results to differ materially are discussed in Points' annual information form, Form 40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

The Company's financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"). Management uses certain non-GAAP measures, which are defined in the appropriate sections of this press release, to better assess the Company's underlying performance. These measures are reviewed regularly by management and the Company's Board of Directors in assessing the Company's performance and in making decisions about ongoing operations. In addition, we use certain non-GAAP measures to determine the components of management compensation. We believe that these measures are also used by investors as an indicator of the Company's operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income. Refer to "Non-GAAP Financial Measures" section of the Company's Q3 2021 MD&A for reconciliation to, and description of the Company's non-GAAP financial measures.

Investor Relations Contact

Cody Slach and Jackie Keshner

Gateway Investor Relations

1-949-574-3860

IR@points.com